# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yatra Online, Inc., CIK 0001516899
CUSIP: G98338109
Title of class of securities: Common
Address of issuer's principal executive offices: GULF ADIBA, PLOT NO. 272, 04TH FLOOR, GULF ADIBA, PLOT NO. 272, 04TH FLOOR, GURGAON, India (K7), 122008
Date of event which requires filing of this statement: 09/08/2019
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001740837-19-000003
Filed by CIK 0001740837

## Reporting persons
- AltraVue Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Yatra Online, Inc.
Address of issuer's principal executive offices: GULF ADIBA, PLOT NO. 272, 04TH FLOOR, GULF ADIBA, PLOT NO. 272, 04TH FLOOR, GURGAON, INDIA, 122008.

## Item 2. Person Filing
Name of person filing: AltraVue Capital, LLC
Address of principal business office or, if none, residence:
11747 NE 1st Street, Suite 205
Bellevue, WA 98005-3018
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AltraVue Capital, LLC: Tom Parkhurst, COO & CCO (06/23/2026)
Comment: As of September 8, 2019, the Reporting Person ceased to beneficially own any shares of the Issuer?s Common Stock and now beneficially owns 0 shares (0%) of the class reported herein. This Amendment No. 1 to Schedule 13G is being filed to reflect the termination of the Reporting Person?s beneficial ownership.